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PARTNERS Matthew D. Bersani Nils Eliasson Alan Y.L. Yeung	Sidharth Bhasin † Colin Law	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Paloma P. Wang
REGISTERED FOREIGN LAWYERS
Andrew D. Ruff ‡	Shichun Tang ‡

Stephanie Tang

To Call Writer Directly:

+852 2978 8028

stephanie.tang@Shearman.com

April 21, 2016

VIA EDGAR

Re:	China Nepstar Chain Drugstore Ltd.
Schedule 13E-3
Filed April 4, 2016
File No. 005- 83664

Dear Mr. Orlic,

On behalf of China Nepstar Chain Drugstore Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 12, 2016 with respect to the Schedule 13E-3, File No. 005- 83664 (the “Schedule 13E-3”) filed on April 4, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP
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*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

April 21, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Simin Zhang, China Neptunus Drugstore Holding Ltd., Neptunus Global Limited and New Wave Developments Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

General

1.	Please provide an analysis as to whether Mr. Zhang’s affiliate’s purchase of 50 million shares in July 2015 was the first step in the Rule 13e-3 transaction.

Pursuant to Rule 13e-3(a)(3), a Rule 13e-3 transaction is any transaction or series of transactions involving a purchase of any equity security by an affiliate of the issuer “which has either a reasonable likelihood or a purpose of producing, either directly or indirectly” any of the effects described in Rule 13e-3(a)(3)(ii). On the basis of the relevant facts and the legal analysis set forth below, Mr. Zhang’s affiliate’s acquisition of 50 million shares in July 2015 (the “July 2015 Acquisition”) was not the first step in a Rule 13e-3 transaction because it did not have a “reasonable likelihood” or a “purpose” of producing the going private effects enumerated under Rule 13e-3(a)(3)(ii).

In April 2015, Mr. Zhang (on an unsolicited basis) was approached by Capital Eagle Global Limited (the “Seller”) who desired to exit its position in the Company by selling all of its shares of the Company. As disclosed in the Schedule 13D filed by Mr. Zhang and his affiliates on July 14, 2015, on May 18, 2015, Mr. Zhang entered into a share entrustment agreement with Mr. Xiguang Huang, the sole shareholder of New Wave Developments Limited (“New Wave”), pursuant to which Mr. Xiguang Huang agreed to receive dividends and exercise voting rights at the shareholders meeting of New Wave on behalf of Mr. Zhang, but Mr. Xiguang Huang did not have any dispositive right with respect to the shares of New Wave, and was not permitted to transfer or pledge such shares without Mr. Zhang’s consent. On the same day, New Wave entered into a share purchase agreement with the Seller to acquire 50 million ordinary shares of the Company from the Seller for an aggregate purchase price of US$66,250,000.00, or US$1.325 per ordinary share. The closing of the acquisition was originally targeted for June 30, 2015 and was subject to a number of closing conditions, some of which (resignation of the director of the Company designated by the Seller and the assignment of the registration rights by the Seller to New Wave) were beyond New Wave’s control. The acquisition was closed on July 3, 2015 and the purchase price was ultimately funded by Mr. Zhang’s personal funds. On July 6, 2015, Mr. Xiguang Huang transferred all of the outstanding shares of New Wave to China Neptunus Drugstore Holding Ltd. (“Parent”), a company wholly owned by Mr. Zhang, for an aggregate purchase price of US$50,000. On the same day, Mr. Zhang and Mr. Xiguang Huang terminated the share entrustment agreement.

The July 2015 Acquisition, the agreement with respect to which was entered into in May 2015, did not have the “purpose” of producing a going private effect. As noted by the Commission in the adopting release for Rule 13e-3, “The “purpose test”, focuses on the reasons for the transaction. The issuer or affiliate is obviously in a position to know whether a reason for the transaction is to produce a specified effect.” At the time of the entry into the share purchase agreement on May 18, 2015, which was more than six weeks prior to the submission of the preliminary non-binding proposal by Mr. Zhang, Mr. Zhang had not formed an intent or determined to pursue a going private transaction as evidenced by the fact that (i) he had not determined to approach the board of the Company regarding a potential going private transaction and (ii) he had not initiated any discussions with any other person, including any advisors or financing sources, regarding a potential going private transaction. The July Acquisition was driven by the Seller’s desire to sell its shares and Mr. Zhang’s willingness to purchase such shares at a price believed to be attractive at that time (the closing market prices of the Company’s ADSs (each represented by two ordinary shares) within one month prior to May 18, 2015 were US$2.44 to US$3.18) and his intention to avoid the potential negative effect on the stock price of the Company caused by the massive open market sales by the Seller.

In addition, the July 2015 Acquisition did not have a “reasonable likelihood” of producing the going private effects enumerated under Rule 13e-3 because there were material obstacles to the completion of any potential going private transaction which were beyond Mr. Zhang’s control. The most significant of these obstacles include: (i) Mr. Zhang did not control the board of directors of the Company, the approval of which is required for any merger under Cayman Islands law (Mr. Zhang had only one seat on the six-member board); and (ii) Mr. Zhang did not have either the funds or financing commitments necessary to pursue a going private transaction.

April 21, 2016

2.	It appears that the vote in favor of the transaction is assured. If so, please make this clear in the disclosure.

In response to the Staff’s comment, we have revised the disclosure on page 1 of Section “Introduction” of the Amendment, page 1 of “Notice of Extraordinary General Meeting of Shareholders” of the Revised Proxy Statement and pages 14 and 33 of the Revised Proxy Statement to clarify that because the Buyer Group beneficially owns approximately 79.5% of the total issued and outstanding Shares of the Company, both quorum and an affirmative vote in favor of the transaction are assured with the Buyer Group’s vote.

3.	Please provide the disclosure required by Item 1014(e) of Regulation M-A.

In response to the Staff’s comment, we have expanded the disclosure on page 28 of the Revised Proxy Statement to include a statement that a majority of the Company’s board of directors who are not employees of the Company voted in favor of the resolutions recommended by the Special Committee.

4.	Please revise your disclosure to clearly state whether the board of directors found the transaction substantively and procedurally fair to unaffiliated security holders, rather than “the Company and its unaffiliated security holders.” See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 2 of “Notice of Extraordinary General Meeting of Shareholders” of the Revised Proxy Statement and pages 5, 6, 27, 28, 33 and 63 of the Revised Proxy Statement to clearly express the conclusion of the Board and the Special Committee as to whether the transaction is substantively and procedurally fair to the Company’s unaffiliated security holders.

5.	Numerous sections of the disclosure document list as a potential benefit of the merger, or a procedural safeguard, that the merger agreement allows the company to accept a superior proposal and/or that no party other than members of the Buyer Group has contacted the company or the special committee expressing an interest in a transaction. If you retain these references, please revise to disclose how these are benefits and/or safeguards, given that Mr. Zhang beneficially owns 79.5% of the Shares and has stated that he does not intend to sell his stake in the company to a third party.

We respectfully advise the Staff that Mr. Zhang’s intent not to sell the Shares beneficially owned by him in the Company to any third party will block any alternative transaction due to his beneficial ownership of approximately 79.5% of the Shares. Therefore, we agree with the Staff that the ability of the Company to accept a superior proposal, as a practical matter, was eliminated.

In response to the Staff’s comment, we have accordingly revised the disclosure on pages 30, 31, 35 and 49 of the Revised Proxy Statement.

Background to the Merger, page 21

6.	We note references to ‘letters with respect to the proposed transaction received from certain shareholders” discussed in the meetings on October 22, 2015 and November 19, 2015. Please provide more details as to the contents of these letters, and summarize the report given by the fairness advisor with respect to these letters on the latter date.

In response to the Staff’s comment, we have revised the disclosure on pages 24 and 25 of the Revised Proxy Statement. Houlihan Lokey provided a verbal summary description of the inquiries of the shareholders at the meeting on November 19, 2015, but did not deliver any report.

Certain Financial Projections, page 36

7.	The projections disclosed in this section don’t appear to represent the full set of projections included in the final board book. For instance, the figures for EBIT and EBTIDA do not appear, despite forming an important part of the analyses performed by the financial advisor. Please advise.

We respectfully advise the Staff that EBIT is actually the same as Operating Income, but the projections did not include figures for EBITDA. Houlihan Lokey calculated these figures based on the audited financial statements and the projections. Formula to calculate EBITDA is Operating Income plus Depreciation and Amortization.

April 21, 2016

8.	We note that the projections in the September 2015 board book appear materially higher than those disclosed in this section and yet are not disclosed here. Please advise.

We respectfully advise the Staff that the September 2015 projections are not material because they were not used by either the Special Committee or by Houlihan Lokey in their respective final financial analyses. Houlihan Lokey used the updated set of projections that reflected the Company’s LTM 2015 performance in their financial analyses.

Additionally, while the projected revenue in the projections from the September 2015 board book were higher than the revenue in the Company’s updated projections used in Houlihan Lokey’s final financial analyses, the EBITDA and EBIT were lower in the September 2015 projections. All else being equal, the September 2015 projections would result in lower ranges of value if used in place of the updated projections, as Houlihan Lokey did not rely on multiples of revenue, rather they relied on multiples of EBITDA.

Opinion of the Special Committee’s Financial Advisor, page 37

9.	Please make the statements required by Item 1015(c) of Regulation M-A in the disclosure document.

In response to the Staff’s comment, we have revised the disclosure on page 37 of the Revised Proxy Statement.

10.	We note several statements in the disclosure document and Annex B to the effect that the fairness opinion should not be construed as creating any fiduciary duty on the financial advisor’s part to any party or entity. Please do not include these disclaimers of responsibility to shareholders in the document.

In response to the Staff’s comment, we have revised the disclosure on pages 7, 37 and 39 of the Revised Proxy Statement.

11.	Disclosure states that the financial advisor does not assume any responsibility with respect to data, material and other information furnished or otherwise made available to it, some of which was presumably used in performing its analyses. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

In response to the Staff’s comment, we have revised the disclosure on page 38 of the Revised Proxy Statement.

12.	Additional analyses appear in the final board book, including an analysis of implied premiums and price revision data. Please advise as to why these elements of the report are not summarized in the disclosure document. See Item 1015(b)(6) of Regulation M-A.

We respectfully advise the Staff that the data relating to implied premiums and price revision were only used for information purposes. Houlihan Lokey did not conduct any analyses on this information.

13.	We note that certain analyses in the September 2015 board book are not summarized in the disclosure document, including selected transactions, implied premiums and price revision data. Please advise why these elements of the report are not summarized.

We respectfully advise the Staff that the data relating to implied premiums and price revision were only used for informational purposes. Houlihan Lokey did not conduct any analyses on this information. The summary of the selected transactions analyses has already been included in the proxy statement after the summary of the selected companies analyses and before the summary of the discounted cash flow analyses. Please refer to page 43 of the Revised Proxy Statement.

14.	We note the statement that the financial advisor has in the past provided and is currently providing services to the company, one or more security holders of the company and/or certain of their respective affiliates. Please disclose the amount of compensation received or to be received as a result of these relationships. See Item 1015(b)(4) of Regulation M-A.

We respectfully advise the Staff that Houlihan Lokey has not provided and is not providing services to the Company, one or more security holders of the Company and/or certain of their respective affiliates. The proxy statement has been revised to reflect this. Please refer to page 45 of the Revised Proxy Statement.

Alternatives to the Merger, page 49

15.	We note disclosure that there were no “actionable” offers from any third party. Please clarify this disclosure to indicate whether there were any offers, and, if so, why they were deemed not to be actionable.

In response to the Staff’s comments, we have revised the disclosure on page 49 of the Revised Proxy Statement to clarify that none of the Company, the members of the Special Committee or its representatives has received any offer from any third party.

Financing, page 49

16.	Please disclose whether there are any alternative financing arrangements. See Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 49 of the Revised Proxy Statement.

April 21, 2016

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Simin Zhang, China Neptunus Drugstore Holding Ltd., Neptunus Global Limited and New Wave Developments Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8028.

Sincerely,

/s/ Stephanie Tang

Stephanie Tang

of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 12, 2016 with respect to the Schedule 13E-3, File No. 005- 83664 (the “Schedule 13E-3”), filed on April 4, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Nepstar Chain Drugstore Ltd.

By:	/s/ Barry J. Buttifant
Name: Barry J. Buttifant
Title: Chairman of the Special Committee

Simin Zhang

/s/ Simin Zhang

China Neptunus Drugstore Holding Ltd.

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

Neptunus Global Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

New Wave Developments Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director